KEATING CAPITAL, INC.
                          5251 DTC Parkway, Suite 1000
                          Greenwood Village, CO 80111
                                 (720) 889-0139


                                           April 28, 2010


VIA EDGAR
---------

James E. O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:   Keating Capital, Inc.
           Preliminary Proxy Statement on Schedule 14A filed April 8, 2010 File No. 0-53504
           ----------------

Dear Mr. O'Connor:

     This correspondence is in reference to the conversation that occurred on April 16, 2010 between our counsel, Sutherland Asbill & Brennan LLP, and the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the preliminary proxy statement on Schedule 14A (File No. 0-53504)(the "Proxy Statement") filed by Keating Capital, Inc. (the "Company") with the Commission on April 8, 2010, during which it was noted that the Staff would have no comments on the Company's Proxy Statement.

     In connection with the submission of the Company's definitive proxy statement on Schedule 14A (File No. 0-53504), filed herewith, the Company hereby acknowledges that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          - should the Commission or the Staff have no comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

          - the action of the Commission or the Staff in advising the Company that it would have no comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

James E. O'Connor, Esq.
April 28, 2010
Page 2


          - the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                            *          *          *

     If you have any questions or additional comments concerning the foregoing, please do not hesitate to contact the undersigned at (720) 889-0139, or in the alternative, Cynthia M. Krus or John J. Mahon of Sutherland Asbill & Brennan LLP, counsel for the Company, at (202) 383-0218 and (202) 383-0515,
respectively.

                                           Sincerely,

                                           Keating Capital, Inc.

                                           /s/ Timothy J. Keating
                                           ----------------------

                                           Timothy J. Keating
                                           President and Chief Executive Officer